

November 21, 2013

<u>Via E-Mail</u>
Michael D. Casey
Chief Executive Officer
Carter's Inc.
The Proscenium
1170 Peachtree Street, NE, Suite 900
Atlanta, GA 30309

> **Re: Carter's Inc.**
> **Form 10-K for the Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 001-31829**

Dear Mr. Casey:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 29, 2012</u>

<u>Consolidated Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 37</u>

1. Please advise your independent registered public accounting firm to provide a signed audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael D. Casey
Carter's Inc.
November 21, 2013
Page 2

        In responding to our comment, please provide a written statement from the company
 acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if
 you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining